Nicole C. Brookshire

+1 212 479 6157

nbrookshire@cooley.com

February 26, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:    Larry Spirgel, Office Chief

Alexandra Barone, Staff Attorney

Kathleen Collins, Accounting Branch Chief

Rebekah Lindsey, Staff Accountant

Re:	UiPath, Inc.
Draft Registration Statement on Form S-1
Submitted January 28, 2021
CIK: 0001734722

Ladies and Gentlemen:

On behalf of UiPath, Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated February 11, 2021 with respect to the Company’s Amendment No. 1 to the Draft Registration Statement on Form S-1, as confidentially submitted to the Staff on January 28, 2021. The Company is concurrently and confidentially submitting Amendment No. 2 to the Draft Registration Statement on Form S-1 (the “Amended Draft Registration Statement”), which includes changes that reflect the responses to the Comments as well as certain other updates to the Amended Draft Registration Statement.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter in italics. Page references in the text of the Company’s responses correspond to the page numbers of the Amended Draft Registration Statement. Capitalized terms used in this letter but not otherwise defined in this letter have the meanings assigned to them in the Amended Draft Registration Statement.

Prospectus Summary

The Offering, page 12

1.

Please explain to us why shares of Class A stock issuable upon the vesting and settlement of RSUs that have satisfied both the performance and service conditions are excluded from the total number of Class A common stock outstanding after the offering. Similarly, tell us why these shares were excluded from your pro forma Capitalization disclosures and pro forma Dilution calculations.

The Company respectfully acknowledges the Staff’s comment. The Company has revised the disclosure on pages 13, 14, 17, 18, 66 to 71, 160, 162 and 168 to include shares of Class A common stock issuable upon the vesting and settlement of outstanding restricted stock units (“RSUs”) for which the performance-based vesting condition will be satisfied in connection with this offering and for which the service-based vesting condition was satisfied as of January 31, 2021 in the total number of Class A common stock outstanding after the offering and in the pro forma calculations in the Capitalization and Dilution sections.

Cooley LLP 500 Boylston Street Boston, MA 02116-3736

t: (617) 937-2300 f: (617) 937-2400 cooley.com

United States Securities and Exchange Commission

February 26, 2021

Page Two

Summary Consolidated Financial and Other Data, page 17

2.

We note your response to prior comment 2. Please revise your disclosures in footnote 3 and elsewhere to clarify that the stock-compensation expense adjustment relates to unrecognized compensation expense for RSUs for which both the performance-based and service-based vesting condition will be satisfied in connection with this offering. Also, disclose here the number of shares related to RSUs that will vest upon effectiveness of the offering.

The Company respectfully advises the Staff that the Company has revised the disclosure in footnote 3 on page 17 of the Amended Draft Registration Statement to clarify that the pro forma net loss per share information gives effect to the net issuance of 14,622,548 shares of Class A common stock that will be issued in connection with or subsequent to the closing of the offering from the settlement of certain outstanding RSUs for which the performance-based vesting condition will be satisfied in connection with this offering and for which the service-based vesting condition was satisfied as of January 31, 2021. Stock-compensation expense related to the unrecognized compensation expense for RSUs for which both the performance-based and service-based vesting condition will be satisfied in connection with this offering are excluded from the pro forma net loss per share presentation as these amounts are not expected to have a recurring impact on the Company’s consolidated financial statements, are directly a result from this offering, and will only be recognized subsequent to this offering for those RSUs for which the performance-based vesting condition will be satisfied in connection with this offering and for which the service-based vesting condition was satisfied as of January 31, 2021. The Company also has revised the disclosure on pages 18, 66 and 69 to clarify that the respective stock-based compensation expense pro forma adjustment relates to stock-based compensation expense related to outstanding RSUs for which the performance-based vesting condition will be satisfied in connection with this offering and for which the service-based vesting condition was satisfied as of January 31, 2021, which the Company will recognize on the effectiveness of the registration statement related to this offering.

The Company further respectfully advises the Staff that 14,622,548 shares of Class A common stock underlying such RSUs will fully vest upon effectiveness of this offering (based on RSUs for which the service-based vesting condition was satisfied as of January 31, 2021).

Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Metric, page 75

3.	We note your response to prior comment 4. Please explain and/or revise your disclosures as necessary to address the following:

•	Provide us with your renewal rates for each period presented.

•	Clarify that ARR is calculated from invoiced amounts as explained in your response.

•	Describe how ARR differs from GAAP revenue and specifically address the timing of revenue recognition related to the license performance obligation.

•	Disclose here that ARR does not reflect any actual or anticipated reductions of revenue due to contract non-renewals or service cancellations and discuss any limitations present as a result.

•	To provide context to your disclosure, discuss any costs incurred to obtain renewals that this metric does not contemplate.

•

Considering ARR is calculated based on invoiced amounts and not actual annualized GAAP revenue, please tell us how you considered renaming this measure to more appropriately reflect what it represents.

•

You state that this metric illustrates your ability to acquire new subscription customers and to maintain and expand your relationship with existing subscription customers. In light of this, revise to disclose how much of the ARR growth rate is due to new customers separately from existing customers.

•

Explain further to us how additional license agreements are factored into ARR and provide an example of such calculation. Also, tell us the amount of revenue recognized from additional license agreements for each period presented.

Cooley LLP 500 Boylston Street Boston, MA 02116-3736

t: (617) 937-2300 f: (617) 937-2400 cooley.com

United States Securities and Exchange Commission

February 26, 2021

Page Three

The Company respectfully acknowledges the Staff’s comment. The Company has revised the disclosure on pages 17, 32, 75 and 76 of the Amended Registration Statement to clarify that the Company’s ARR is calculated from annualized invoiced amounts, describe how ARR differs from GAAP revenue and address the timing of revenue recognition related to the Company’s license performance obligations. The Company advises the Staff that definitions of “ARR” vary throughout the industry, based on the business model of the issuer. Given that there is not a uniform definition of “ARR”, investors look to each issuer’s respective definition of “ARR” to understand the calculation of the metric as it relates to the specific issuer’s business. The Company advises the Staff that it has refined the definition of “ARR” on page 75 of the Amended Registration Statement to describe ARR as representing the Company’s annualized renewal run-rate. The Company believes the choice of the word “renewal” is appropriate as the Company had a 96% and 97% renewal rate in fiscal 2020 and fiscal 2021, respectively. Further, the Company advises the Staff that its internal policy for calculating ARR is to adjust ARR for any specific bad debt expense or contract disputes. The Company has also revised the disclosure on pages 32 and 75 of the Amended Registration Statement to note that the Company’s ARR calculation does not include any costs incurred by the Company to secure renewals for the Company’s subscriptions. The Company advises the Staff that the Company does not segregate nor track any costs related to renewal costs.

The Company has also revised disclosure on pages 74 and 75 of the Amended Registration Statement to disclose how much of the ARR growth rate from fiscal 2020 to 2021 was due to new customers separately from existing customers.

As discussed with the Staff, the Company may sell additional license agreements with a term of less than one year and a termination date coterminous with an existing contract to customers that have already purchased annual or multi-year contracts and that wish to expand their existing purchases. The Company calculates ARR from such agreements based on invoice amounts actually billed, annualized for a 12-month period, assuming no increases or reductions in their subscriptions. As an example, a contract with a six-month term and an invoice amount of $1,200 actually received during the term would have an ARR of $2,400 during the term of the contract. The Company recognized $35.8 million in revenue from such license agreements during the fiscal year ended January 31, 2020. The Company is in the process of finalizing its financial statements for the fiscal year ended January 31, 2021, and it currently estimates that it recognized $64.8 million in revenue from such license agreements during the fiscal year ended January 31, 2021. The Company undertakes to update its response should this figure change following completion of its financial statements.

Key Factors Affecting Our Performance

Expanding Within our Existing Customer Base, page 78

4.

We note your response to prior comment 5. Please tell us the actual dollar based net and gross retention rates for each period presented. To the extent you continue to disclose this metric, to add context to your disclosed measures, revise to disclose the actual rates for each period presented and explain any significant fluctuations in such rates between periods.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 74, 78, 79, 100 and 113 of the Amended Draft Registration Statement.

Graphics, page N/A

5.

Please revise the graphics at the forefront of the registration statement to present a balanced picture of the company’s financial health. In this respect, we note that the company has had increasing net losses during the last two years and indication of such should be given equal prominence with the current presentation emphasizing revenue growth. Refer to Securities Act Forms C&DI 101.02.

In response to the Staff’s comment, the Company has revised the graphic at the forefront of the Amended Draft Registration Statement.

*    *     *

Please contact me at (212) 479-6157 with any questions or further comments regarding our responses to the Staff’s Comments.

Cooley LLP 500 Boylston Street Boston, MA 02116-3736

t: (617) 937-2300 f: (617) 937-2400 cooley.com

United States Securities and Exchange Commission

February 26, 2021

Page Four

Sincerely,

/s/ Nicole C. Brookshire

Nicole C. Brookshire

cc:	Ashim Gupta, UiPath, Inc.

Brad Brubaker, UiPath, Inc.

Mihai Faur, UiPath, Inc.

Eric C. Jensen, Cooley LLP

Matthew P. Dubofsky, Cooley LLP

Cooley LLP 500 Boylston Street Boston, MA 02116-3736

t: (617) 937-2300 f: (617) 937-2400 cooley.com